Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

BATTLE MOUNTAIN GOLD RETAINS INVESTOR RELATIONS CONSULTANT

Vancouver, British Columbia – January 20, 2017 – Battle Mountain Gold Inc. (the “Company”) announced today that it has retained San Diego Torrey Hills Capital, Inc. (the “Consultant”) to provide investor relations services pursuant to a consulting agreement, which services include building an informed investor audience for the Company and increasing awareness about the Company in the investor community. The initial term of the consulting agreement is twelve months, subject to termination at any time with 30 days’ notice.

Torrey Hills Capital was formed in 1998 and is headquartered in Rancho Santa Fe, California. The team of professionals offers experience and expertise in investor relations, corporate communications, non-deal road shows, and market support activities. Torrey Hills Capital specializes in the development and marketing of emerging growth companies which trade in the United States (NYSE, AMEX, and OTC) and in Canada (TSX, TSXV, and CSE). Marketing activities articulate key investment attributes, strategic direction, and financial expectations, which combine to ensure that client market value fully reflects past achievements and future opportunities. Further information is available at www.torreyhillscapital.com.

In consideration for the services to be provided, the Consultant will receive from the Company a monthly fee of US$5,000 inclusive of applicable tax and is being granted stock options (the “Options”) to acquire 200,000 common shares of the Company at an exercise price of C$0.35 per common share. The Options vest quarterly over a period of twelve months from the date of issuance and can be exercised for a period of three years from the date of grant. All unexercised Options that have been vested would expire 30 days following any termination of the consulting agreement.

The Consultant is not a “Non-Arm’s Length Party” to the Company as such term is defined in the policies of the TSX Venture Exchange (the “Exchange”). Prior to the grant of Options pursuant to the consulting agreement, the Consultant held no securities of the Company. The consulting agreement and the grant of Options are subject to the approval of the Exchange.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, Chariman, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements on the page following.

Battle Mountain Gold Inc.
News Release January 20, 2017

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Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding future investor relations programs and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.